UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2007

LIBERTY PETROLEUM INC.

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(Registrant’s Name)

4620 Manilla Road S.E.

Calgary, Alberta, Canada, T2G 4B7

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F [ X ] Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Change in Directors

On May 15, 2007, Mr. Rob Sandhu and Mr. Keith Diakiw were appointed to the Board of Directors of Liberty Petroleum Inc. (the “Company”), a Canadian corporation. Set forth below are the ages and a brief description of the backgrounds and business experiences of Mr. Sandhu and Mr. Diakiw over the past five years.

Mr. Keith Diakiw, age 35, is a professional geologist who has field experience in Canada and Brazil. Mr. Diakiw is currently working as a geologist for Canadian Natural Resources in Fort McMurray, Alberta, Canada. From 2005 to 2006 he was employed by Wellsite Masters Ltd. as a geologist for an oil sands drilling program. From 2003 to 2004 he worked as a field engineer for Schlumberger D&M in Brazil while in 2003 he was employed by Encana Corporation. Prior to 2003 Mr. Diakiw was attending the University of Alberta where he completed a Bachelor of Science (Geology) in 2003 and a Bachelor of Arts in 2001. Mr. Diakiw is a member of several professional organizations including the Association of Professional Engineers, Geologists, and Geophysicists of Alberta, the Canadian Institute of Mining, Metallurgy, and Petroleum, and the Canadian Society of Petroleum Geologists.

Mr. Rob Sandhu, age 31, is an oil and natural gas drilling specialist who has been working as a professional petroleum driller since 1999. Mr. Sandhu is currently working for the Haliburton Group as a directional driller. From 2004 to 2006 he worked as a drilling operator for Phoenix Technology Income Trust and from 2000 to 2004 he was a field supervisor for Precision Drilling Technical Services Group. He has field drilling experience throughout Alberta. Mr. Sandhu has technical training from the Southern Alberta Institute of Technology in Calgary.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

LIBERTY PETROLEUM INC.

By: _/s/ Paul Uppal___
Name: Paul Uppal
Title: President

Date:	May 15, 2007